Exhibit 3.8

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ZOGENIX, INC.

Zogenix, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

1. The Corporation, which was originally known as SJ2 Therapeutics, Inc., originally filed its Certificate of Incorporation on May 11, 2006.

2. That the Board of Directors of said Corporation duly adopted resolutions setting forth a proposed amendment of the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment to be advisable and directing its officers to submit said amendment to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendment are as follows:

THEREFORE, BE IT RESOLVED, that the Certificate be amended by adding the following paragraphs after the fourth paragraph of Article IV:

“Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 1-for-10 reverse stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the “Reverse Stock Split”). The par value of the Common Stock shall remain $0.001 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Reverse Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Reverse Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors.

All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment. Shares of Common Stock that were outstanding prior to the filing of this Certificate of Amendment, and that are not outstanding after and as a result of the filing of this Certificate of Amendment, shall resume the status of authorized but unissued shares of Common Stock.”

3. That the aforesaid amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote in accordance with the provisions of Section 228 of the DGCL.

4. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, Zogenix, Inc. has caused this Certificate of Amendment to be signed by an authorized officer thereof, this 3rd day of November, 2010.

Zogenix, Inc., a Delaware corporation

By:	/s/ Roger L. Hawley
Name:	Roger L. Hawley
Title:	Chief Executive Officer